Exhibit 99.1

Press release

Biophytis To Host A Combined General Shareholder’s Meeting On March 30, 2023

•	Delegation to the Board of Directors to reduce the nominal value

•	Regrouping of the company's shares

•	Renewal of Authorizations granted at the June 2022 AGM

Paris (France), Cambridge (Massachusetts, USA), February 23, 2023, 8:00 a.m. CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the "Company" or "Biophytis"), a biotech company focused on the development of drugs to slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announced it is convening an Extraordinary and Ordinary Shareholders' Meeting for March 30, 2023.

Stanislas Veillet, CEO of Biophytis, stated: "Following COVA study positive results, we now wishe to regain the leeway and tools to refinance the company. We therefore ask shareholders to allow us to reduce the “par value” of the share within the limit of the company's losses and for a minimum value of €0.002. This reduction in the nominal value will allow us to access the market again in an alternative or complementary way to convertible bond contracts. We also ask to regroup the shares by a maximum factor of 400. Furthermore, we call on the shareholders to renew the various resolutions relating to capital increases."

The resolutions are published in the BALO on Wednesday February 22, 2023.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the United States, Brazil and Europe (SARA-31 and SARA-32). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements using words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42